UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Blackstone Private Credit Fund

(Name of Issuer)

Blackstone Private Credit Fund

(Name of Person(s) Filing Statement)

Class I, Class S and Class D Shares of Beneficial Interest

(Title of Class of Securities)

09261H305, 09261H107 and 09261H206

(CUSIP Number of class of securities)

Lucie Enns

c/o Blackstone Private Credit Strategies LLC

345 Park Avenue

New York, New York 10154

(212) 503-5100

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Benjamin C. Wells

Kenneth E. Burdon

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

February 2, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 2, 2026 by Blackstone Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 96,013,428 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest and Class D common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share as of March 31, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This Amendment to the Statement is being filed pursuant to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report promptly a material change to the information set forth in the Statement.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and restates the items of the Statement that are being amended and restated hereby, and unaffected items and exhibits in the Statement are not included herein. This Amendment No. 1 should be read in conjunction with the Statement and the related Offer to Purchase as the same may be further amended or supplemented and filed with the Securities and Exchange Commission.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	The Fund hereby supplements section (e) with the following:

We are pleased to announce that BCRED is fulfilling all repurchase requests this quarter, as we have done every quarter since inception. BCRED reported over $8 billion of available liquidity as of December 31, 2025,1 and received nearly $2 billion of new subscriptions in the first quarter.

Total repurchase requests for the quarter exceeded the 5% of shares typically available for repurchase. The Board elected to upsize the offer to 7% of shares, the maximum amount permitted without changing the terms of the repurchase offer.

In addition to the nearly $2 billion of new subscriptions, Blackstone employees invested approximately $150 million and the firm invested approximately $250 million into an existing BCRED feeder fund, on the same terms as all other investors, representing approximately 0.9% of BCRED’s shares outstanding. These investments offset the repurchase amount requested from the feeder fund. This enabled BCRED to meet 100% of requests for the quarter with certainty and timeliness while further aligning Blackstone and its employees alongside BCRED’s shareholders. This approach was driven by the tender offer structure, not by any constraints on BCRED’s liquidity.

Our conviction in BCRED is grounded in its strong portfolio and track record: 9.8% annualized total return since inception in 2021 and 8% total return in 2025,2 representing 360 basis points of outperformance versus leveraged loans since inception.3

BCRED is well positioned today with an $82 billion portfolio, diversified across 700 positions, that is 95% senior secured at a 42% average loan-to-value at the time of underwriting. Over the past year, BCRED’s portfolio companies experienced average EBITDA growth of 10% as well as a 25% interest coverage ratio improvement to 2.1x.3

Note: All numbers as of December 31, 2025, unless otherwise noted. Returns shown are for Class I shares. Subscription data includes amounts expected to close quarter to date as of March 2, 2026. Subscriptions are not yet final and are subject to finalization with BCRED’s transfer agent. Includes estimated DRIP proceeds.

1.

Available liquidity is composed of cash and cash equivalents, excluding restricted cash, plus the amount available to draw upon across all revolving credit facilities, net of limitations related to each respective credit facility’s borrowing base.

2.	As of January 31, 2026.
3.	See https://www.bcred.com/2025-year-end-shareholder-letter/ and https://www.bcred.com/strength-in-scale-and-expertise-brochure/.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE CREDIT FUND

By:	/s/ Lucie Enns
Name: Lucie Enns
Title: Chief Legal Officer and Secretary

Dated: March 2, 2026